Exhibit (a)(1)(D)

Dear Unitholder:

The enclosed tender offer materials pursuant to which Kiewit Finance Group Inc. is offering to purchase your limited partnership units of Kiewit Investment Fund LLLP were mailed to you earlier today. If you wish to participate in the tender offer, you must return a completed Letter of Transmittal (blue document) by November 30, 2011.

PLEASE NOTE, YOU MAY EITHER MAIL, FAX OR E-MAIL THE LETTER OF TRANSMITTAL. ONLY ONE DELIVERY METHOD IS REQUIRED.

I urge you to read all of the enclosed materials and consider this information carefully. If you have any questions, please contact Douglas A. Obermier at (402) 342-2052.